Exhibit 99.1

Ayr Wellness Announces Opening of 43rd Florida Location in Eustis

MIAMI, December 23, 2021 - Ayr Wellness (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced the opening of its newest dispensary in Eustis, Florida.

The dispensary will occupy over 3,000 square feet of prime retail space in the idyllic lakeside city of Eustis, just south of The Villages – a vibrant, 55+ community widely touted as America’s most popular retirement community. The store is the first Florida dispensary to have been fully designed and built by the Ayr team and incorporates design elements inspired by the company’s upcoming Boston-area flagship dispensaries in Back Bay and Watertown.

In February 2021 Ayr purchased Florida-based Liberty Health Sciences, which included 31 dispensaries across the state. Since then, 12 additional locations have opened – bringing the total number of dispensaries to 43. With over 650,000 enrolled patients, Florida’s cannabis market ranks third in the nation by total cannabis sales and generated over $1.2 billion in medical cannabis revenue in 2020. BDSA forecasts Florida’s cannabis market will generate $2.6 billion in sales per annum by 2026.

Jon Sandelman, Founder, Chairman and CEO of Ayr Wellness, said, “With 43 stores now open in Florida and another 30 locations under lease, we continue to expand our presence with our latest opening in Eustis. The Eustis store is notable both for its prime location, and for being Ayr’s first Florida store to incorporate our customer-centric design philosophies. The retail experience highlights our improved product selection, curated to meet consumer needs across every product category, and is designed to foster meaningful relationships with every customer and community member who comes through our doors.”

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com